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Exhibit 99(a)(1)(vii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The tender offer (as defined below) is made solely by the offer to purchase, dated February 1, 2010, and the related letter of transmittal, and any amendments or supplements to the offer to purchase or letter of transmittal, which are being distributed to registered holders of Shares. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making of the tender or acceptance thereof would not be in compliance with the laws of that jurisdiction. However, we may, at our sole discretion, take any actions necessary for us to make the tender offer to stockholders in any of these jurisdictions.

Notice of Offer to Purchase for Cash

Up to 34,200,000 Shares of Common Stock
(Including the Associated Stock Purchase Rights)

of

LIVE NATION ENTERTAINMENT, INC.

at

$12.00 Net Per Share

by

LMC EVENTS, LLC,

a wholly-owned subsidiary of

LIBERTY MEDIA CORPORATION

        LMC Events, LLC (the "Purchaser"), a wholly-owned subsidiary of Liberty Media Corporation ("Liberty"), is offering to purchase for cash up to 34,200,000 shares of common stock, par value $.01 per share, of Live Nation Entertainment, Inc. ("Live Nation"), a Delaware corporation, together with the associated stock purchase rights (collectively the "Shares"), for $12.00 net per Share in cash, without interest and less applicable withholding taxes. The tender offer will be conducted upon the terms and subject to the conditions set forth in the offer to purchase, dated February 1, 2010 (the "offer to purchase"), and in the related letter of transmittal (which, as they may be amended and supplemented from time to time, constitute the "tender offer").

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 2, 2010, UNLESS THE TENDER OFFER IS EXTENDED.

        Liberty currently owns Shares representing approximately 14.6% of the outstanding Shares. If the Purchaser were to acquire all 34,200,000 Shares it seeks to acquire in the tender offer, Liberty's beneficial ownership of outstanding Shares would increase to approximately 34.9%. The Purchaser is seeking to acquire Shares pursuant to the tender offer for investment purposes and not for the purpose of acquiring control over or influencing the business of Live Nation. The tender offer is not conditioned upon the receipt of financing or upon any minimum number of Shares being tendered. However, the tender offer is subject to certain other conditions described in Section 13 of the offer to purchase.

        Stockholders who have Shares registered in their own names and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the "depositary"), will not be obligated to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if it charges any transaction fees. Except as set forth in the letter of transmittal, stockholders will not have to pay transfer taxes on the sale of Shares pursuant to the tender offer.

        Subject to any applicable rules and regulations of the SEC, the Purchaser expressly reserves the right in its sole discretion to (i) terminate the tender offer if any of the conditions to the tender offer have not been satisfied, (ii) extend the tender offer at any time and from time to time for any reason or (iii) waive any condition or otherwise amend the tender offer in any respect at any time, in each case, by giving oral or written notice of such termination, extension, waiver or amendment to the depositary and by making a public announcement thereof.

        If stockholders tender more than 34,200,000 Shares, the Purchaser will purchase Shares on a pro rata basis. This means that the Purchaser will purchase from each stockholder a number of Shares calculated by multiplying the number of Shares each such stockholder properly tendered by a proration factor. The proration factor will equal 34,200,000 divided by the total number of Shares properly tendered. The Purchaser will make adjustments to avoid purchases of fractional shares.

        The Purchaser will be deemed to have accepted for payment Shares tendered pursuant to the tender offer when, as and if the Purchaser gives oral or written notice of its acceptance to the depositary. Payment for Shares tendered and accepted for payment under the tender offer will be made only after timely receipt by the depositary of certificates representing such Shares or a timely book-entry confirmation respecting those Shares into the depositary's account at the "book-entry transfer facility" (as defined in the offer to purchase), a properly completed and duly executed letter of transmittal (or a manually signed facsimile of the letter of transmittal), or an "agent's message" (as defined in the offer to purchase and the letter of transmittal) in the case of a book-entry transfer, and any other documents required by the letter of transmittal. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of or amendment to the tender offer or any delay in making payment for the Shares.

        Shares tendered pursuant to the tender offer may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by Purchaser under the tender offer prior to such withdrawal, may also be withdrawn at any time after 12:00 midnight, New York City time, on April 1, 2010. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the depositary at its address set forth on the back cover of the offer to purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an "eligible guarantor institution" (as defined in the offer to purchase), unless such Shares have been tendered for the account of an eligible guarantor institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the offer to purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with such book-entry transfer facility's procedures. All questions as to the form and validity of any notice of withdrawal, including the time of receipt, will be determined by the Purchaser, in its sole discretion, whose determinations will be final and binding. None of the Purchaser, Liberty, the depositary, the information agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        In general, the sale of Shares pursuant to the tender offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. All stockholders should consult their own tax advisor about the tax consequences to them of participating in the tender offer in light of their particular circumstances.

        The information required to be disclosed by Rule 14d—6(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the offer to purchase and is incorporated herein by reference.

        The Purchaser will make a request to Live Nation for its stockholder list and security position listings for the purpose of disseminating the tender offer to holders of Shares. The offer to purchase, the letter of transmittal and other related documents will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose name appears or whose nominee appears on the stockholder list or who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        The offer to purchase and the letter of transmittal contain important information. Stockholders should read them carefully before making any decision regarding the tender offer.

        Any questions or requests for assistance may be directed to the information agent at the telephone numbers and address set forth below. Copies of the offer to purchase, the letter of transmittal and the notice of guaranteed delivery may be obtained from the information agent at the address and telephone numbers set forth below and will be promptly furnished by Purchaser at its expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer.

The Information Agent for the tender is:

D. F. KING & CO., INC.

48 Wall Street
22nd Floor
New York, New York 10005

Banks and Brokers Call: (212) 269-5550
All Others Call Toll-Free: (888) 628-1041

Email: livenation@dfking.com

February 1, 2010

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  Exhibit 99(a)(1)(vii)